

Mail Stop 3628

January 15, 2009

Via Facsimile 650-938-5200 U.S. Mail

Jeffrey R. Vetter, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

   Re: ShoreTel, Inc.
     Schedule TO-I
     Filed January 2, 2009
     File No. 5-83800

Dear Mr. Vetter:

   We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Exchange filed as Exhibit 99(A)(1)(A)to the Schedule TO-I.

Offer to Exchange -- General

  1. We note that you are limiting participation in this tender offer to U.S. employees who hold Eligible Options. Please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8)(i). If you are making your offer in reliance on the Commission's March 21, 2001 Global Exemptive Order, please confirm your eligibility to rely on the Order by advising us why the company meets each of the four conditions specified in the Order.

How does the option exchange program work?

2. We note your statement that the offer becomes irrevocable, and your statement on page 10 that security holders may withdraw their options only in compliance with section 4. Please amend your disclosure in both places to include a reference to the option holder's right to withdraw tendered options. In addition, please add additional disclosure to indicate that if the options have not been accepted for payment within forty business days of the January 2, 2009 commencement date, additional withdrawal rights will be available. See Rule 13e-4(f)(2)(ii).

Acceptance of Options for Exchange and Issuance of New Options, page 10

3. You state that you will accept options for exchange "as promptly as practicable" following expiration. Revise your document throughout to state that you will accept tendered options "promptly" following expiration, in compliance with Rule 14e-1(c).

Conditions of the Option Exchange Program, page 10

4. You state in the opening paragraph of this section that the conditions will be triggered if the stated event has occurred "or has been determined by us to have occurred." You then refer in the conjunction to "our reasonable judgment in any such case," but it is not entirely clear that you mean reasonable judgment to act as the objective standard for the assertion of the condition. In the absence of any objective criteria for the determination of the existence of a condition, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition. If you waive a material condition to the offer, there must be five business days remaining prior to expiration. Please revise your offer to clarify your intention to include an objective standard for the assertion or waiver of the conditions.

5. We note the representation that the bidder may assert the conditions regardless of the circumstances giving rise to such conditions, including action or inaction by the bidder. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the bidder.

6. We note disclosure that any determination you make concerning the conditions will be "final and binding upon all persons." Revise to state, if true, that security holders may challenge the Company's determinations in a court of competent jurisdiction.

7. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:

    - In the fourth sub-bullet point under the bullet "there has occurred," you refer to "any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States." This condition is too broad to afford option holders the ability to determine whether the triggering event has occurred, or to gauge the risk of tendering in light of the condition. Revise to clarify the specific circumstances under which the condition will be triggered.

    - In the fifth sub-bullet point you have included "any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition…operations or prospects of ShoreTel." Revise to quantify what you mean by "significant" and limit the changes that would trigger the condition to those that option holders might reasonably be expected to discover.

8. Refer to the last comment above. Since it may be difficult for an Eligible Option holder to determine whether one of the events listed in this section has occurred, thus allowing you to terminate the offer, please include an undertaking in your response letter that upon the occurrence of such an event, you will inform option holders how you intend to proceed. To the extent the company allows the offer to lapse and then terminate it, based on an event that occurred at the beginning of the offer period, the company's decision to have earlier proceeded with the offer is viewed as tantamount to a waiver of that condition.

Financial Information, page 14

9. You appear to have determined that the bidders' financial information is material and should therefore be included in the offer document pursuant to Item 10 of Schedule TO. Revise to expressly state, if true, that the Schedule TO and/or the Offer to Exchange has incorporated by reference the most recent annual and periodic report. At present, this statement only appears to have been included in the exhibit table. The Item 10 to Schedule TO cross reference, however, refers to sections of the Offer to Exchange where such information has not been explicitly incorporated by reference. To the extent this information is successfully incorporated by reference to satisfy the standards set forth in Item 1010(a) Regulation M-A, please revise Item 9 of the Offer to Exchange to include all of the summary information required by Item 1010(c). Please see Interpretation

I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations posted on our website, www.sec.gov. If the information contained in Exhibits 99(a)(1)(C) and (D) have actually been delivered to all option holders, however, the company may elect not to amend the selected financial data it has included on page 13 of the Offer to Exchange.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267, or in my absence to my colleague, Nicholas Panos at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions